Filed Pursuant to Rule 433

File No. 333-208547

Canadian National Railway Company

US$650,000,000 3.200% Notes due 2046

Pricing Term Sheet

July 28, 2016

Issuer:	Canadian National Railway Company

Ratings (Moody’s / S&P):*	A2 / A

Security Type:	3.200% Notes due 2046

Principal Amount:	US$650,000,000

Trade Date:	July 28, 2016

Settlement Date:	August 2, 2016 (T+3)

Maturity Date:	August 2, 2046

Benchmark Treasury:	2.500% due February 15, 2046

Benchmark Treasury Price / Yield:	105-21 / 2.237%

Spread to Benchmark Treasury:	+102 basis points

Yield to Maturity:	3.257%

Coupon:	3.200% per annum, accruing from August 2, 2016

Price to Public:	98.914% of principal amount

Interest Payment Dates:	February 2 and August 2 of each year, commencing on February 2, 2017

Optional Redemption:	At any time (i) prior to February 2, 2046 at the greater of (x) par and (y) the present value of the remaining scheduled payments of principal and interest that would be due if the notes matured on February 2, 2046, discounted at a rate of Treasury plus 20 basis points, and (ii) on or after February 2, 2046 at par, plus, in each case, accrued and unpaid interest

CUSIP/ISIN:	136375 CK 6 / US136375CK60

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

Co-Managers:

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Mitsubishi UFJ Securities (USA), Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free, at (800) 294-1322, RBC Capital Markets, LLC, toll-free, at (866) 375-6829 or Wells Fargo Securities, LLC, toll-free, at (800) 645-3751.

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